EMPLOYMENT AGREEMENT

          This EMPLOYMENT AGREEMENT (the “Agreement”) is made effective as of April 1, 2005 (the “Effective Date”), by and between Who’s Your Daddy, Inc. (formerly Snocone Systems Inc.), a Nevada corporation (the “Company”), and Edon Moyal (the “Executive”). It is entered into as of December 27, 2005 and replaces the employment agreement previously signed on April 26, 2005 and amended May 6, 2005. The Company and the Executive are hereinafter collectively referred to as the “Parties,” and individually referred to as a “Party.”

RECITALS

A. The Company desires assurance of the association and services of the Executive in order to retain the Executive’s experience, skills, abilities, background and knowledge, and is willing to engage the Executive’s services on the terms and conditions set forth in this Agreement.

B. The Executive desires to be in the employ of the Company, and is willing to accept such employment on the terms and conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing Recitals and the mutual promises and covenants herein contained, and for other good and valuable consideration, the Parties, intending to be legally bound, agree as follows:

1. EMPLOYMENT.

          1.1 Term. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, upon the terms and conditions set forth in this Agreement. The term of this Agreement will begin on the Effective Date and will continue until the fifth (5th) anniversary of the Effective Date, unless terminated earlier in accordance with Section 3 and/or 4 below (the “Term”).

          1.2 Title. The Executive will have the title of Chief Executive Officer of the Company and will serve in such other capacity or capacities as may be prescribed by the Company. The Executive will report to the person or persons designated by the Company’s Board of Directors (the “Board”).

          1.3 Duties. The Executive will do and perform all services, acts or things reasonably consistent with his position, all in accordance with the bylaws of the Company and the Policies established by the Board.

          1.4 Policies and Practices. The employment relationship between the Parties will be governed by the policies and practices established by the Company and the Board. The Executive will acknowledge in writing that he has read the Company’s Employee Handbook, which will govern the terms and conditions of his employment with the Company, along with this Agreement. If the terms of this Agreement differ from or are in conflict with the Company’s policies or practices or the Company’s Employee Handbook, this Agreement will control. The

Executive also acknowledges that he has received a copy of the Company’s Code of Conduct Manual and will follow its guidelines for ethical business behavior.

2. COMPENSATION OF THE EXECUTIVE.

          2.1 Base Salary. The Company will pay the Executive a base salary of $144,000 per year (the “Base Salary”), less payroll deductions and all required withholdings, payable in regular periodic payments in accordance with Company policy. Such Base Salary will be prorated for any partial year of employment on the basis of a 365-day fiscal year at the then-current rate. The Executive’s Base Salary may be increased at the sole discretion of the Board. In addition, salary accrued from January 1 to March 31, 2005, in the amount of $36,000, will be paid to the Executive from earnings once the Company has reached cumulative revenue of $4,000,000 and the Company, in its sole discretion, determines there are funds to pay such accrued salary.

          2.2 Warrants. The Company shall issue to Executive warrants with piggyback registration rights, such warrants to be eligible for cashless exercise, as follows:

                    2.2.1 One warrant for the purchase of 1,000,000 shares of Common Stock of the Company, exercisable for a period of forty-eight months, commencing in month 12 and terminating at the end of month 60, at an exercise price of $1.00 per share; these warrants are conditional on the Executive still being employed by the Company at the time of exercise;

                    2.2.2 One warrant for the purchase of an additional 1,000,000 shares of Common Stock of the Company, exercisable for a period of forty-eight months, commencing in month 12, and terminating at the end of month 60, at an exercise price of one dollar and fifty cents ($1.50) per share; these warrants are conditional on the Executive still being employed by the Company at the time of exercise;

                    2.2.3 One warrant for the purchase of an additional 1,000,000 shares of Common Stock of the Company, exercisable for a period of forty-eight months, commencing in month 12, and terminating at the end of month 60, at an exercise price of two dollars ($2.00) per share; these warrants are conditional on the Executive still being employed by the Company at the time of exercise.

          2.3 Gross Revenue Payments The Executive will be entitled to receive payments from the Company for the amount of two percent (2.0%) of the annual gross revenue of the Company (each, a “Gross Revenue Payment”). Gross revenue will be calculated in accordance with generally accepted accounting principles. The Company shall pay the Executive the Gross Revenue Payments on an annual basis and shall be paid within fifteen (15) days after the audited financial statements for the applicable calendar year are issued. The Company shall pay the Gross Revenue Payments in cash, provided that, if the Board of Directors makes a good faith determination that there is insufficient cash to pay any Gross Revenue Payment, the Company may pay any Gross Revenue Payment in the Company’s Common Stock based on a price per share equal to the average closing bid price based on the ten (10) trading days prior to the date of the payment.

          2.4 Benefits. The Executive will, in accordance with Company policy and the terms of the applicable plan documents, be eligible to participate in benefits under any executive benefit plan or arrangement which may be in effect from time to time and made available to the Company’s executive or key management employees. In the event Executive chooses to use an alternate medical plan, the Company shall reimburse Executive for payments under such benefit plan not to exceed the amount the Company would have paid under its existing medical plan.

          2.5 Sick Time / Personal Time Off. The Executive will accrue three (3) weeks sick time / personal time off over each one-year period in the Term. All other provisions provided for in the Company’s Employee Handbook will apply.

          2.6 Employment Taxes. All of the Executive’s compensation will be subject to customary payroll deductions and all required withholdings as are commonly required to be collected or withheld by the Company.

          2.7 Stock Plan. The Executive may also be granted options to purchase the Company’s Common Stock or restricted shares of the Company’s Common Stock (the “Shares”) upon the achievement of certain performance objectives as agreed to, in writing, between the Executive and the Company.

          2.8 Auto Lease. The Company will reimburse the executive for an automobile lease or monthly payment, not to exceed $1,000, once the Company’s cumulative revenues exceed $4,000,000.

          2.9 Supermajority Voting Stock. The Company shall issue to the Executive one million shares of voting preferred stock, that cannot be converted to common shares in the Company, with supermajority voting rights not less than four votes per share of such capital stock, and such capital stock shall be entitled to vote with the Company’s Common Stock on all operational matters relating to the Company by December 31, 2005. The supermajority voting rights shall not apply to capital structure, stock issuances, financing terms and conditions, or the merger or acquisition of other entities for a period of 2 years from the date of issuance. Commencing in the third year the supermajority voting rights shall apply to all matters relating to the Company including, capital structure, stock issuances, financing terms and conditions, or the merger or acquisition and its operations.

3. TERMINATION.

          3.1 Termination By the Company. The Executive’s employment with the Company may be terminated under the following conditions:

                    3.1.1 Termination for Death or Disability. The Executive’s employment with the Company will terminate effective upon the date of the Executive’s death or “Complete Disability” (as defined in Section 3.5.1 below).

                    3.1.2 Termination by the Company For Cause. The Company may terminate the Executive’s employment under this Agreement for “Cause” (as defined in Section 3.5.2 below) by delivery of written notice to the Executive specifying the Cause or Causes relied upon for such termination. Any notice of termination given pursuant to this Section 3.1.2 will effect termination of employment as of the date specified in such notice or, in the event no such date is specified, on the last day of the month in which written notice is given.

          3.2 Termination By The Executive. The Executive may terminate the Executive’s employment with the Company under the following conditions:

                    3.2.1 Good Reason. The Executive may terminate the Executive’s employment under this Agreement for “Good Reason” (as defined below in Section 3.5.3 below) by delivery of written notice to the Company specifying the “Good Reason” relied upon by the Executive for such termination, provided that such notice is delivered within three (3) months following the occurrence of any event or events constituting Good Reason and that the Executive has given the Company a minimum of thirty (30) days written notice and an opportunity to cure the event which constitutes “Good Reason.”

          3.3 Termination by Mutual Agreement of the Parties. The Executive’s employment pursuant to this Agreement may be terminated at any time upon a mutual agreement, in writing, of the Parties. Any such termination of employment will have the consequences specified in such agreement.

          3.4 Compensation Upon Termination.

                    3.4.1 Death or Complete Disability. If the Executive’s employment is terminated by death or Complete Disability, as provided in Section 3.1.1 above, the Company will pay to the Executive and/or the Executive’s heir(s), less standard deductions and withholdings, (i) the Executive’s Base Salary through the end of the six months of said death or disability or the end of the Term of this Agreement, whichever occurs sooner, at the rate in effect at the time and (ii) accrued and unused Sick Time / Personal Time Off earned through the end of the month of said death or disability. The amount of Gross Revenue Payment set forth in Section 2.3 will continue to be earned through the end of the sixth month after said death or disability or the end of the Term of this Agreement, whichever occurs sooner. If the Term of the Agreement has not then expired, it will then continue to be earned monthly thru the end of the Term of this Agreement based on the average monthly Revenues during that six month period. In addition, all warrants included in Section 2.2 shall be deemed earned and delivered to the Executive and/or the Executive’s heirs. The Company will thereafter have no further obligations to the Executive and/or the Executive’s heirs under this Agreement.

                    3.4.2 With Cause. If the Executive’s employment is terminated by the Company for Cause, as provided in Section 3.1.12 above, the Company will pay to the Executive, less standard deductions and withholdings, (i) the Executive’s Base Salary through the date of termination at the rate in effect at the time, (ii) accrued and unused Sick Time / Personal Time Off earned through the date of termination and (iii) the amount of Gross Revenue Payment set forth in Section 2.3 earned through the date of termination. In addition, all warrants included in Section 2.2 shall be deemed earned and delivered to the Executive and/or the 4

Executive’s heirs. The Company will thereafter have no further obligations to the Executive and/or the Executive’s heirs under this Agreement.

                    3.4.3 Without Cause or With Good Reason. If Executive’s employment is terminated by the Company without Cause, or if the Executive terminates the Executive’s employment with Good Reason, the Company will pay to the Executive, less standard deductions and withholdings, (i) the Executive’s Base Salary through the through the end of the month of termination at the rate in effect at the time and (ii) accrued and unused Sick Time / Personal Time Off earned through the through the end of the month of termination, to be paid within thirty (30) days of termination. In addition, upon the Executive’s furnishing to the Company a fully executed waiver and release of claims (generally in the form attached hereto as Exhibit A), the Executive will be entitled to (i) the accelerated vesting of all Shares and warrants which are then unvested, (ii) reimbursement of any premiums paid by the Executive to continue group health coverage for himself and his dependents pursuant to COBRA, for the greater of (A) the remainder of the Term or (B) for a period of one (1) year after the termination (the “Severance Period”) or until Executive becomes eligible to participate in another employer’s group health plan, whichever occurs first, (iii) the equivalent of the Executive’s annual Base Salary in effect at the time of termination for the Severance Period, and (iii) Gross Revenue Payments, until the end of the Term of this agreement, as set forth in Section 2.3.

                    3.4.4 Termination of Obligations. In the event of the termination of the Executive’s employment hereunder and pursuant to this Section 3, the Company will have no obligation to pay the Executive any Base Salary, bonus or other compensation or benefits, except as provided in this Section 3 or for benefits due to the Executive (and/or the Executive’s dependents) under the terms of the Company’s benefit plans.

          3.5 Definitions. For purposes of this Agreement, the following terms will have the following meanings:

                    3.5.1 Complete Disability. “Complete Disability” will mean the inability of the Executive to perform the Executive’s duties under this Agreement because the Executive has become permanently disabled within the meaning of any policy of disability income insurance covering employees of the Company then in force. In the event the Company has no policy of disability income insurance covering employees of the Company in force when the Executive becomes disabled, the term “Complete Disability” will mean the inability of the Executive to perform the Executive’s duties under this Agreement by reason of any incapacity, physical or mental, which the Board, based upon medical advice or an opinion provided by a licensed physician acceptable to the Board, determines to have incapacitated the Executive from satisfactorily performing all of the Executive’s usual services for the Company for a period of at least one hundred twenty (120) days during any twelve (12) month period (whether or not consecutive). Based upon such medical advice or opinion, the determination of the Board will be final and binding and the date such determination is made will be the date of such Complete Disability for purposes of this Agreement.

                    3.5.2 For Cause. “Cause” for the Company to terminate the Executive’s employment hereunder will mean the occurrence of any of the following events as determined by the Board in good faith: (i) the conviction of Executive of a felony or other crime involving moral turpitude or the conviction of Executive for any other act or omission involving dishonesty or fraud with respect to the Company or any of its affiliates or any of their customers or suppliers or (ii) breach of fiduciary duty, gross negligence or willful misconduct with respect to the Company or any of its affiliates or any of their customers or suppliers.

                    3.5.3 Good Reason. “Good Reason” for the Executive to terminate the Executive’s employment hereunder will mean the occurrence of any of the following events without the Executive’s consent:

                              (i) a reduction by the Company of the Executive’s Base Salary by more than ten percent (10%) from the Executive’s Base Salary immediately prior to such reduction;

                              (ii) a substantial diminution in the Executive’s responsibilities or title as they exist on the Effective Date, or as they may be modified from time to time by the mutual agreement of the parties, resulting in a material reduction in duties, title and responsibilities;

                              (iii) a relocation of Executive’s principal place of employment by more than fifty (50) miles.

          3.6 Survival of Certain Sections. Sections 3.4, 3.5, 3.6, 6, 7, 8, 9, 12, 13, and 16 of this Agreement and the Executive’s obligations under the Proprietary Information and Inventions Agreement, attached hereto as Exhibit B, will survive the termination of this Agreement.

4. CHANGE OF CONTROL.

          4.1 Benefits. In the event of a Change in Control, all of the Shares then unvested will fully vest concurrent with the closing of such Change in Control. In addition, if the Company (which includes, for purposes of this Section 4, if the Executive terminates the Executive’s employment with Good Reason following a Change of Control (as defined below) of the Company) terminates Executive’s employment, then upon the Executive’s delivery to the Company of a duly executed Release and Waiver in the form attached hereto as Exhibit A, the Executive will be entitled to receive the compensation set forth in Section 3.4.3 above.

          4.2 Definition. For purposes of this Agreement, “Change of Control” means: (i) a sale or other disposition of all or substantially all of the assets of the Company, (ii) a merger or consolidation in which the Company is not the surviving entity and in which the stockholders of the Company immediately prior to such consolidation or merger own less than fifty percent (50%) of the surviving entity’s voting power immediately after the transaction, or (iii) a reverse merger in which the Company is the surviving entity but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, and in which the stockholders of the Company immediately prior to such reverse merger own less than fifty percent (50%) of the Company’s voting power immediately after the transaction.

5. CONFIDENTIAL AND PROPRIETARY INFORMATION.

          As a condition of employment the Executive agrees to execute and abide by the Proprietary Information and Inventions Agreement attached hereto as Exhibit B.

6. ASSIGNMENT AND BINDING EFFECT.

          This Agreement will be binding upon and inure to the benefit of the Executive and the Executive’s heirs, executors, personal representatives, assigns, administrators and legal representatives. Because of the unique and personal nature of the Executive’s duties under this Agreement, neither this Agreement nor any rights or obligations under this Agreement will be assignable by the Executive. This Agreement will be binding upon and inure to the benefit of the Company and its successors, assigns and legal representatives.

7. NOTICES.

          All notices or demands of any kind required or permitted to be given by the Company or the Executive under this Agreement will be given in writing and will be personally delivered (and receipted for) or faxed during normal business hours or mailed by certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Company:

Who’s Your Daddy, Inc. (formerly Snocone Systems Inc.)
3131 Camino Del Rio N., Suite 1650
San Diego, CA 92108
Fax No.: (619) 284-4334

If to the Executive:

Edon Moyal
6801 El Banquero Drive
San Diego CA 92119

Any such written notice will be deemed given on the earlier of the date on which such notice is personally delivered or three (3) days after its deposit in the United States mail as specified above. Either Party may change its address for notices by giving notice to the other Party in the manner specified in this section.

8. CHOICE OF LAW.

          This Agreement is made in San Diego, California. This Agreement will be construed and interpreted in accordance with the laws of the State of California.

9. INTEGRATION.

          This Agreement, including Exhibits A and B, is the complete, final and exclusive agreement of the Parties relating to the terms and conditions of the Executive’s employment and the termination of the Executive’s employment, and supersedes all prior and contemporaneous oral and written employment agreements or arrangements between the Parties. To the extent this Agreement conflicts with the Proprietary Information and Inventions Agreement attached as Exhibit B hereto, the Proprietary Information and Inventions Agreement controls.

10. AMENDMENT.

          This Agreement cannot be amended or modified except by a written agreement signed by the Executive and the Company.

11. WAIVER.

          No term, covenant or condition of this Agreement or any breach thereof will be deemed waived, except with the written consent of the Party against whom the wavier is claimed, and any waiver or any such term, covenant, condition or breach will not be deemed to be a waiver of any preceding or succeeding breach of the same or any other term, covenant, condition or breach.

12. SEVERABILITY.

          The finding by a court of competent jurisdiction of the unenforceability, invalidity or illegality of any provision of this Agreement will not render any other provision of this Agreement unenforceable, invalid or illegal. Such court will have the authority to modify or replace the invalid or unenforceable term or provision with a valid and enforceable term or provision which most accurately represents the Parties’ intention with respect to the invalid or unenforceable term or provision.

13. INTERPRETATION; CONSTRUCTION.

          The headings set forth in this Agreement are for convenience of reference only and will not be used in interpreting this Agreement. This Agreement has been reviewed by legal counsel representing the Company, but the Executive has been encouraged to consult with, and has consulted with, the Executive’s own independent counsel and tax advisors with respect to the terms of this Agreement. The Parties acknowledge that each Party and its counsel has reviewed and revised, or had an opportunity to review and revise, this Agreement, and the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement.

14. REPRESENTATIONS AND WARRANTIES.

          The Executive represents and warrants that the Executive is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that the Executive’s execution and performance of this

Agreement will not violate or breach any other agreements between the Executive and any other person or entity.

15. COUNTERPARTS.

          This Agreement may be executed in two counterparts and by facsimile, each of which will be deemed an original, all of which together will contribute one and the same instrument.

16. ARBITRATION

          To ensure the rapid and economical resolution of disputes that may arise in connection with the Executive’s employment with the Company, the Executive and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to the Executive’s employment, or the termination of that employment, will be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Diego, California, provided that the arbitrator will: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law, and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. Both the Executive and the Company will be entitled to all rights and remedies that either the Executive or the Company would be entitled to pursue in a court of law. The Company will pay all fees in excess of those which would be required if the dispute was decided in a court of law. Nothing in this Agreement is intended to prevent either the Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding the foregoing, the Executive and the Company each have the right to resolve any issue or dispute involving confidential, proprietary or trade secret information, or intellectual property rights, by Court action instead of arbitration.

17. TRADE SECRETS OF OTHERS.

          It is the understanding of both the Company and the Executive that the Executive will not divulge to the Company and/or its Affiliates any confidential information or trade secrets belonging to others, including the Executive’s former employers, nor will the Company and/or its Affiliates seek to elicit from the Executive any such information. Consistent with the foregoing, the Executive will not provide to the Company and/or its Affiliates, and the Company and/or its Affiliates will not request, any documents or copies of documents containing such information.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on December 27, 2005.

WHO’S YOUR DADDY, INC.

__________________________________
By: Dan Fleyshman
Title: President

EDON MOYAL

__________________________________

EXHIBIT A

RELEASE AND WAIVER OF CLAIMS

          In consideration of the payments and other benefits set forth in Section 3.4 of the Employment Agreement dated December 27, 2005, to which this form is attached, I,     Edon Moyal     hereby furnish Who’s Your Daddy, Inc. (formerly Snocone Systems Inc.) (the “Company”), with the following release and waiver (“Release and Waiver”).

          In exchange for (and conditioned on receipt be me of) the consideration provided to me by the Employment Agreement that I am not otherwise entitled to receive, I hereby generally and completely release the Company and its directors, officers, employees, shareholders, partners, agents, attorneys, predecessors, successors, parent and subsidiary entities, insurers, Affiliates, and assigns from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to my signing this Release and Waiver. This general release includes, but is not limited to: (1) all claims arising out of or in any way related to my employment with the Company or the termination of that employment; (2) all claims related to my compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests in the Company; (3) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (4) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (5) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the federal Age Discrimination in Employment Act of 1967 (as amended) (“ADEA”), and the California Fair Employment and Housing Act (as amended).

          I also acknowledge that I have read and understand Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.” I hereby expressly waive and relinquish all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to any claims I may have against the Company.

          I acknowledge that, among other rights, I am waiving and releasing any rights I may have under ADEA, that this Release and Waiver is knowing and voluntary, and that the consideration given for this Release and Waiver is in addition to anything of value to which I was already entitled as an executive of the Company. If I am 40 years of age or older upon execution of this Release and Waiver, I further acknowledge that I have been advised, as required by the Older Workers Benefit Protection Act, that: (a) the release and waiver granted herein does not relate to claims under the ADEA which may arise after this Release and Waiver is executed; (b) I have the right to consult with an attorney prior to executing this Release and Waiver (although I may choose voluntarily not to do so); (c) I have twenty one (21) days from the date of termination of my employment with the Company in which to consider this Release and Waiver (although I may choose voluntarily to execute this Release and Waiver earlier); (d) I have seven (7) days following the execution of this Release and Waiver to revoke my consent to this Release and Waiver; and (e) this Release and Waiver will not be effective until the seven (7) day revocation period has expired.

          If I am less than 40 years of age upon execution of this Release and Waiver, I acknowledge that I have the right to consult with an attorney prior to executing this Release and Waiver (although I may choose voluntarily not to do so); and I have five (5) days from the date of termination of my employment with the Company in which to consider this Release and Waiver (although I may choose voluntarily to execute this Release and Waiver earlier).

          I acknowledge my continuing obligations under my Proprietary Information and Inventions Agreement, a copy of which is attached hereto. Pursuant to the Proprietary Information and Inventions Agreement I understand that among other things, I must not use or disclose any confidential or proprietary information of the Company and I must immediately return all Company property and documents (including all embodiments of proprietary information) and all copies thereof in my possession or control. I understand and agree that my right to the benefits I am receiving in exchange for my agreement to the terms of this Release and Waiver is contingent upon my continued compliance with my Proprietary Information & Inventions Agreement.

          This Release and Waiver, including my Proprietary Information and Inventions Agreement, constitutes the complete, final and exclusive embodiment of the entire agreement between the Company and me with regard to the subject matter hereof. I am not relying on any promise or representation by the Company that is not expressly stated herein. This Release and Waiver may only be modified by a writing signed by both me and a duly authorized officer of the Company.

S A M P L E ONLY

Date: ________________________	________________________
Edon Moyal

EXHIBIT B

Proprietary Information and Inventions Agreement

i